September 3, 2008

H. Roger Schwall

Assistant Director

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Stop 7010

Washington, DC 20549-7010

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 21, 2008

Response letter dated July 29, 2008

File No. 1-31240

Dear Mr. Schwall:

Please find below the responses of Newmont Mining Corporation (the “Company”) to the Securities and Exchange Commission Staff (the “Staff”) comments set forth in the letter to Mr. Richard T. O’Brien of the Company dated August 22, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 42

1.	We note your response to our prior comment number ten. It appears that a portion of the value beyond proven and probable reserves (VBPP) that was originally recognized as goodwill and assigned to your exploration reporting unit has been re-allocated to your mine reporting units for impairment testing purposes. Please explain why the associated goodwill was not re-allocated on a relative fair value basis to your mine reporting units. Please refer to paragraph 36 of SFAS 142 for guidance.

The Staff is supplementally advised that the December 31, 2007 valuation of the Exploration Segment declined due to adverse changes in valuation assumptions related to reserve additions, reserve growth rates, finding costs and interest rates, among others. The adverse changes related to reserve additions and growth rates resulted from lower than expected performance during the previous three years and an expectation that such performance would continue.

The fair value of the Exploration Segment at December 31, 2007 would have resulted in a goodwill impairment of $527 million if the Step 2 test was performed with a consistent definition of VBPP as used in the original purchase price allocation. However, the Company adopted the new industry definition of VBPP(1) as of December 2007 after concurrence by the SEC in January 2008. This new definition of VBPP ascribes more value to “blue sky” tangible mineral interests than the original definition applied by the Company. The additional “blue sky” VBPP is a tangible asset of the Exploration Segment, not the mine reporting units. There has not been any reallocation of either goodwill or tangible or intangible assets from the Exploration Segment to the mine reporting units. In addition, there has not been any reorganization of reporting units. The Exploration Segment continues to be operated, managed and reported in the same manner as previously. As a result, the Company does not believe the guidance in paragraph 36 of SFAS No. 142 applies.

As a result of using the revised VBPP definition, an additional Exploration Segment tangible asset of $700 million related to blue sky exploration potential was included in the Step 2 analysis of implied goodwill. This additional tangible asset caused the implied goodwill fair value to be $0, resulting in an impairment of $1,122 million.

In addition to the disclosure in our 2005 Form 10K-A and subsequent filings, please refer to Attachment B of our October 3, 2006 response to the Staff’s letter dated September 14, 2006 which foreshadowed a potentially significant Exploration Segment goodwill impairment if Step 2 of an impairment test were required.

Merchant Banking Goodwill, page 43

2.	We note your response to prior comment number 11. Given the previous implied value of the merchant banking segment, tell us what factors and specific events occurred that led you to withdraw your financial support from the segment’s activities.

Following the appointment of Richard O’Brien as the Company’s Chief Executive Officer on June 4, 2007, management began a thorough review of the Company’s business activities in relationship to its new mission of being the Gold Company of Choice. During June 2007, management conducted a review of the strategic fit of the Merchant Banking Segment in the context of that mission, and decided to recommend to the board that continuing the Merchant Banking Segment was inconsistent with that strategic plan. Management also determined that proceeds from disposition of the Merchant Banking assets could be used to partially fund capital expenditures required by the Company from 2007 to 2009, which was considered a more effective use of the assets than retention of the Merchant Banking Segment.

Management presented its recommendations to the Company’s board of directors, who, on June 29, 2007, authorized adoption of the plan to discontinue the Merchant Banking Segment and dispose of its assets. Consistent with that decision, the Company withdrew future financial support for the Merchant Banking Segment’s activities. These actions resulted in the determination that the Merchant Banking Segment goodwill was impaired as of that date, as described in our July 29, 2008 letter.

3.	No response required at this time.

(1)	Richard P. Graff, “Recognition of value beyond proven and probable reserves in business combinations,” Mining Engineering, August 2008, pp. 45-50.

Note 3 Price-Capped Forward Sales Contracts, page 99

4.	We note your response to our prior comment number 16 indicating that the net settlement of our price-capped forward sales contracts negatively affects your ability to invoke the normal sales exception for future forward gold sales contracts prior to the original maturity (2011). In this regard we note paragraph 10.b (1) of SFAS No. 133 states in part, “Net settlement of contracts similarly designated as normal purchases and normal sales would call into question the classification of all such contracts as normal purchases and normal sales.” Please clarify if you have determined that you will not be in a position to assert that it is probable at inception and throughout the term of similar future contracts that physical settlement will occur.

Because our July 29, 2008 letter explicitly discussed gold sales arrangements only, the Staff is supplementally advised that the Company does not have any other sales contracts for which it applies the normal sales exemption described in paragraph 10 of SFAS No. 133.

The Company wishes to supplementally clarify that the Staff’s additional questions 4 and 5 do not preclude the Company’s ability to apply the normal purchase exception to its purchase contracts. SFAS No. 133 provides in part, “Net settlement of contracts similarly designated as normal purchases and normal sales would call into question the classification of all such contracts as normal purchases or normal sales.” (emphasis added). Thus, SFAS No. 133 permits the continued application of the normal purchase exception to the Company’s purchase contracts.

5.	We would expect that the factors considered when determining whether or not future contracts qualify for the normal purchases and normal sales exception, would include the reasons why net settlement of contracts was entered into and whether the same facts apply to all similar contracts. We also note that the determination of which contracts are considered similar is a matter of reasonable judgment and will also be based on the specific facts and circumstances. Please expand your disclosure to identify the reasons the contracts you hold are sufficiently dissimilar from previously net settled contracts when a determination is made that a contract qualifies for the normal purchase and normal sales exception in future periods.

As the Company does not have any other sales contracts for which it applies the normal sales exemption, no additional disclosure is required. Notwithstanding, the Company acknowledges that when determining whether future contracts qualify for the normal sales exception, one of the factors that must be considered would be whether such future contracts were similar to the price-capped forward sales contracts that were net-settled in June 2007. If such future sales contracts were entered into before the original maturity (2011) of the June 2007 contracts net-settled and were similar to such net-settled contracts, the normal sales exception generally could not be applied. We believe that changes in the economic climate or composition of the Company would need to be dramatic in order to reconsider the appropriateness of the normal sales exception prior to 2011. The facts and circumstances at the time must be considered.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings and this letter; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further responses related to this matter, and the Company will make every effort to continue to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided above or the related materials at any time, please do not hesitate to contact me at (303) 837-5927 or Roger Johnson, Vice President and Chief Accounting Officer at (303) 837-5874.

Sincerely,

/s/ Russell D. Ball
Russell D. Ball

Senior Vice President and

Chief Financial Officer

cc:	Mark Wojciechowski
Kevin Stertzel